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THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
TEL:(81-3)5157-2700 FAX:(81-3)5157-2900

FILE NO. 82-4837

April 16, 2003

BY AIR MAIL


03050342

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

1. June 4, 2002 — Notice of the 41st Ordinary General Meeting of Shareholders
2. June 25, 2002 — Notice of Resolutions of the 41st Ordinary General Meeting of Shareholders

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

5/14

(Excerpt translation)

FILE NO. 82-4837

June 4, 2002

To the Shareholders:

Notice of the 41st Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 41st Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to be present at such meeting.

Since you may exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by June 24, 2002.

Yours very truly,

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

Description

1. Date and hour of meeting:

   June 25, 2002 (Tuesday), 10:00 a.m.

2. Place of meeting:

   Yukyu-no-ma, 2nd Floor, Hotel Edmont
   10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the balance sheet as of March 31, 2002, and the business report and the statement of income for the 41st business term (from April 1, 2001 to March 31,

2002)

Matters for resolution:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 41st business term
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Acquisition by the Company of its own shares
Proposition No. 4:	Election of seven Directors
Proposition No. 5:	Election of two Statutory Auditors
Proposition No. 6:	Revision of the amount of remuneration of Directors
Proposition No. 7:	Granting of retirement gratuities to the retired and retiring Directors and retiring Statutory Auditors
Proposition No. 8:	Issuance of new share subscription rights to Directors and employees of the Company without consideration

- END -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2001 to March 31, 2002)

I. Overview of business activities:

1. Developments and results of business activities:

During the business term under review, the Japanese economy became further beleaguered as the world economy was decelerating while the simultaneous terrorist attacks against the United States occurred and substantial decreases in exports and production put pressure on corporate profits. The unemployment rate reached a record level of around 5.5% and the Tokyo Stock Exchange Price Index (TOPIX) registered the lowest since the collapse of the bubble economy. Private spending slowed down and deflation worsened. Thus, gross domestic production (GDP) grew at a negative rate and the Japanese economy remained in a severe condition.

In our industry, against the background of increasing cases of personal bankruptcies due to deteriorating employment conditions and shrinking private income, concern about non-performing loans mounted, while competition in retail financing business from different categories of businesses further intensified. Additionally, leading firms, including foreign firms, continued to be active to acquire such small- and medium-sized consumer finance companies.

Under these circumstances, with the aim of embodying its "Promise Vision" of "specializing" in retail financing business, "promoting" the strengthening of its product development capabilities and the improvement of its services by information technology innovations and "evolving" into a "Personal Main Bank" that will have business relations with its customers on a long-term basis, the Company has focused its efforts on improving its marketing power and group-wide consolidated management.

With regard to marketing practices, in April 2001, the Company established an organizational system that make marketing and credit management separate and independent from each other. To improve operational qualities and minimize bad debt expenses simultaneously, the Company has exerted its efforts to improve credit qualities by increasing credit management skills through education and guidance by training managers and by improving communications with its customers. Additionally, in July 2001, the Company commenced full-fledged operations of a "Navigation System" to strongly promote conversion to "navigate-style marketing." The "Navigation System" is a system that combines a scientific credit system based on mathematical statistics with qualitative information obtained by continuous communications with its customers to provide respective customers with one-to-one proposals on products and repayment plans most suitable to them and transactions exclusively with the Company on a long-term basis without suffering from multiple debts.

To enhance the convenience of customers, the Company established a "General Service Center" that integrates call-center functions and Internet-service functions to materialize a "one-stop call" that makes all services, including inquiries and advice on repayments, available by a phone call, in Nihonbashi, Tokyo in November 2001. Furthermore, to expand transaction channels, the Company has promoted alliances with convenience stores. The Company has made repayments available 24 hours a day, everyday by multi-media terminals installed at the convenience stores of Lawson, Inc. since August 2001, and Three F Co., Ltd. since March 2002. With regard to its CD and ATM network, the Company has actively promoted alliances with city banks. Repayments and withdrawals are now available with the CDs and ATMs of The Daiwa Bank, Limited since May 2001, in addition to UFJ Bank Limited.

With the aim of completing an unprecedented business model of developing the whole consumer finance market far and wide, the Company has been building up a corporate system of its group. As of April 1, 2002, the Company's wholly owned subsidiaries, Rich Co., Ltd., Shinkou Co., Ltd. and TOWA Co., Ltd., were merged to form a new consumer finance company, Plat Corporation. Plat Corporation, MOBIT Co., Ltd., which is the Company's joint venture with UFJ Bank Limited and another company, and the Company will, through the strategic unification among its group companies, establish a full line of interest and meet borrowing needs of all customers. In addition, with the aim of strengthening its group system, in December 2001, the Company made Sun Life Co., Ltd., a medium-sized consumer finance company with its marketing base in the Shikoku area, its wholly-owned subsidiary by a share exchange.

As a result of operating activities by these efforts in the severe business conditions, operating income increased. However, as the numbers of applications for voluntary bankruptcy and legal debt restructuring increased faster than anticipated, bad debts written off increased. Accordingly, the Company increased an allowance for doubtful accounts. Consequently, the Company registered a decrease in net income compared with the previous business term for the first time since the initial public offering of its shares.

The composition of incomes by the business sectors is set forth below:

Classification	40th term as at March 31, 2001 Amount (A)	Composition ratio	41st term as at March 31, 2002 Amount (B)	Composition ratio	Increase/ decrease (B – A)
	(million yen)	(%)	(million yen)	(%)	(million yen)
Income from unsecured loans	281,505	96.15	305,643	96.65	24,137
Income from secured loans	1,157	0.40	1,203	0.38	45
Income from other loans	1,408	0.48	1,652	0.52	244
Other operating income	8,702	2.97	7,747	2.45	(-) 954
Total	292,774	100.00	316,246	100.00	23,472

Consequently, operating loans outstanding as of the end of the business term in the consumer finance business amounted to ¥1,324,663 million, up ¥96,636 million (or 7.9%) compared with the end of the previous business term. Due to an increase in operating loans,

operating income amounted to ¥316,246 million, up ¥23,472 million (or 8.0%) compared with the previous business term. With regard to profit, ordinary income and net income for the term amounted to ¥105,335 million (down 12.7% compared with the previous business term) and ¥61,250 million (down 3.6% compared with the previous business term), respectively.

2. Future challenges:

The government has launched an aggressive economic package to stave off deflation while it has promoted structural reforms. As a result, the Japanese economy has shown signs of having bottoming out in some sectors. However, personal income is anticipated to further decrease and the unemployment rate is anticipated to remain high. Thus, the Japanese economy is expected to remain in severe conditions in which the future outlook is unpredictable.

Under these circumstances, the Company intends to concentrate its company-wide efforts to further promote restructuring to remain competitive. As of April 2002, as part of its organizational restructuring, the Company abolished the system of branch offices to convert to a system of two marketing divisions in the eastern and western areas of Japan. Under the system, its nationwide marketing area is divided into 69 districts over which the general managers of the Eastern and Western Area Marketing Divisions have general control and 69 "district general managers" are assigned to each of such districts, with all powers of final decision on marketing, to allow speedier decision-making and more fine-tuned responses to customer needs. The Company will focus on the "concentration" of its business infrastructures and the "decentralization" of services and establish in the eastern and western Japan a system of two "General Service Centers" that integrate call-center functions and Internet-service functions to improve its "one-stop call" that makes all services available to its customers by a phone call and establish stronger service bases. Additionally, the Company will make good use of its "Navigation System" that allows credit to each customer on a one-to-one basis and upon conversion to "navigate-style marketing" that provides respective customers with one-to-one proposals on products and repayment plans most suitable to them, "individualize" its services. The Company will continue its efforts to "restructure management" and "restructure operations" to achieve a leaner management base to adapt to market changes and continue to secure constant profits.

Furthermore, the Company will concentrate its efforts on strengthening its compliance control system to secure high credit with the society and establishing a risk management system to more quickly cope with risks, if any.

3. State of capital investment:

Capital investment made during the business term under review totaled ¥4,488 million, which was principally used for the establishment of loan offices, the installation and relocation of automated contract machines and information technology investment.

4. State of fund procurement:

To cover funding requirements, the Company actively issued domestic unsecured

straight bonds and raised low-interest and consistent funds based on long-term prime rates from financial institutions. In the meantime, the Company actively established commitment facilities to secure liquidity and efficient management of funds.

The Company will continue its efforts to maintain a good balance of direct financing and indirect financing and also study new financing schemes to secure steady fund raising and reduce funding costs.

The funds required for the business term under review were covered by the Company's own funds, loans from financial institutions, commercial paper and funds raised by the issuance of bonds.

The state of changes in the loans payable and bonds:

Classification	40th term as at March 31, 2001		41st term as at March 31, 2002		Increase/ decrease (B – A) ((-) decrease)
	Amount (A)	Composition ratio	Amount (B)	Composition ratio	
	(million yen)	(%)	(million yen)	(%)	(million yen)
Short-term loans	4,900	0.51	1,300	0.13	(-) 3,600
Long-term loans	692,454	72.71	731,318	70.14	38,864
Sub total	697,354	73.22	732,618	70.27	35,264
Bonds	255,000	26.78	310,000	29.73	55,000
Total	952,354	100.00	1,042,618	100.00	90,264

(Note) Commercial paper, not outstanding at the end of the term, was traded during the term.

The state of issuance of bonds during the current term:

Title of bonds	Issue date	Total issue amount	Interest rate (per annum)	Redemption date
The 22nd Unsecured Bonds	April 25, 2001	¥10,000 million	1.700%	April 25, 2006
The 23rd Unsecured Bonds	June 13, 2001	¥10,000 million	1.740%	June 13, 2008
The 24th Unsecured Bonds	August 10, 2001	¥15,000 million	1.200%	August 10, 2006
The 25th Unsecured Bonds	September 26, 2001	¥10,000 million	1.630%	September 26, 2008
The 26th Unsecured Bonds	October 23, 2001	¥20,000 million	1.400%	October 23, 2007
The 27th Unsecured Bonds	December 11, 2001	¥20,000 million	0.920%	December 9, 2005
Total		¥85,000 million		

(Notes) 1. The proceeds from the issuance of the above-listed unsecured bonds were used as funds for

operating loans.

2. The 1st Unsecured Bonds (¥10,000 million), the 4th Unsecured Bonds (¥10,000 million) and the 5th Unsecured Bonds (¥10,000 million) were redeemed at maturity during the business term under review.

5. Changes in operating results and state of assets:

Classification	38th term as at March 31, 1999	39th term as at March 31, 2000	40th term as at March 31, 2001	41st term as at March 31, 2002 (current term)
		(million yen, unless stated otherwise)		
Operating results:				
Operating income	¥238,323	¥264,999	¥292,774	¥316,246
Ordinary income	88,218	103,012	120,625	105,335
Net income	40,175	57,237	63,521	61,250
Net income per share (yen)	335.87	475.83	513.23	491.08
State of assets:				
Operating loans outstanding	976,613	1,100,546	1,228,026	1,324,663
Total assets	1,248,421	1,354,079	1,503,918	1,670,481
Net assets	359,313	430,256	501,332	552,888
Net assets per share (yen)	3,003.91	3,538.37	4,019.80	4,401.48
Capital ratio (%)	28.78%	31.77%	33.34%	33.10%

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term.
2. As from the 39th term, tax effect accounting is applicable.
3. As from the 40th term, the accounting standard concerning financial instruments is applicable.
4. As from the 41st term, treasury stock is treated as an item deductible from shareholders' equity. Net income per share and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term, minus the number of shares of treasury stock, respectively.

II. **Outline of the Company** (as of March 31, 2002):

1. Major businesses:

The Company is principally engaged in direct lending of retail funds with no security or guarantee to consumers.

Classification	Number of customers	Composition rate (%)	Amount outstanding (million yen)	Composition rate (%)	Interest on operating loans (million yen)	Composition rate (%)
Unsecured loan	2,581,192	99.90	1,317,203	99.44	305,643	99.61
Secured loan	2,606	0.10	7,460	0.56	1,203	0.39

2. State of shares:

(1) Total number of shares authorized to be issued by the Company:
300,000,000 shares

(2) Total number of issued shares, capital and number of shareholders:

Classification	At the end of the previous business term	Increase/Decrease during the current business term	At the end of the current business term
Total number of issued shares	124,715,592 shares	1,251,073 shares	125,966,665 shares
Capital	¥49,053 million	¥- million	¥49,053 million
Number of shareholders	4,660 persons	4,446 persons	9,106 persons

(Note) The increase in the total number of issued shares resulted from the issuance of new shares of the Company due to a share exchange with Sun Life Co., Ltd. (made as of December 17, 2001).

(3) Principal (ten) shareholders:

Name	Shares in the Company held by them (shareholding ratio)		Shares in them held by the Company (shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Ryoichi Jinnai	15,134	12.01	-	-
Yumiko Jinnai	9,444	7.50	-	-
State Street Bank and Trust Company (Standing proxy: The Fuji Bank, Limited)	6,490	5.15	-	-
Tsuyako Jinnai	5,983	4.75	-	-
Nippon Life Insurance Company	5,710	4.53	-	-
Shinsei Bank, Limited	5,682	4.51	-	-
The Mitsubishi Trust and Banking Corporation (Trust account)	5,396	4.28	-	-
The Sumitomo Trust and Banking Company, Limited	4,500	3.57	9,337	0.64
Japan Trustee Services Bank, Ltd. (Trust account)	3,510	2.79	-	-
The Chase Manhattan Bank N.A., London S.L. Omnibus Account (Standing proxy: The Fuji Bank, Limited)	3,253	2.58	-	-

(4) Acquisition, disposition and possession by the Company of its own shares:

1) Shares held as of March 31, 2001:

Shares of common stock 351,003 shares

2) Acquisition of shares:

Acquisition by purchase of less-than-one-unit shares

Shares of common stock 3,638 shares
Total acquisition prices ¥30,000,000

3) Disposition of shares:

Shares of common stock 2,100 shares
Total disposition prices ¥20,000,000

4) Shares held as of March 31, 2002:

Shares of common stock 352,541 shares

3. State of business affiliations:

(1) State of major subsidiaries:

The Company has 15 subsidiaries (domestic: 10, overseas: 5), including GC Co., Ltd. The following are its major subsidiaries:

Name of Company	Capital stock	Shareholding ratio (%)	Main business
GC Co., Ltd.	¥5,615 million	100.00	Sales finance
Rich Co., Ltd.	¥1,000 million	100.00	Consumer finance services
Shinkou Co., Ltd.	¥400 million	100.00	Consumer finance services
Towa Shoji Co., Ltd.	¥1,000 million	100.00	Consumer finance services
Sun Life Co., Ltd.	¥185 million	100.00	Consumer finance services
PAL Corporation Ltd.	¥3,000 million	100.00	Design, execution and management of stores, signboards, etc. and lease of buildings
Net Future Co., Ltd.	¥300 million	100.00	Telemarketing business and operation and management of ATM networks
System Trinity Co., Ltd.	¥90 million	100.00	Design, operation and management of computer systems
PROMISE (HONG KONG) CO., LTD.	HK$45,000 thousand	100.00	Consumer finance services
Liang Jing Co., Ltd.	T$250,000 thousand	100.00 (40.00)	Installment sales of automobiles
Yuukei Co., Ltd.	T$140,000 thousand	100.00	Installment sales of automobiles

(Note) With regard to Liang Jing Co., Ltd., the shareholding ratio of the Company in the parentheses represents its indirect shareholding ratio through Yuukei Co., Ltd.

(2) State of other important business affiliations:

Company	Capital stock	Shareholding ratio	Main business
MOBIT Co., Ltd.	¥20,000 million	45.00%	Consumer finance services

(3) Progress of business affiliations:

1) The Company acquired additional shares of Sun Life Co., Ltd. to expand its customer base in the consumer finance market and strengthen its group's finance business base. Effective for the business term under review, System Trinity Co., Ltd. has become one of its major subsidiaries as the said company has taken on importance.

2) To boost its capital position, MOBIT Co., Ltd. increased capital by ¥10 billion by the allocation of new shares to third parties. The Company subscribed for the shares in the amount of ¥5 billion. Consequently, its shareholding ratio has increased from 40% to 45%.

3) To increase business efficiency, Rich Co., Ltd., Shinkou Co., Ltd. and TOWA Co., Ltd., were merged to form Plat Corporation, as of April 1, 2002.

(4) Results of business affiliations:

The Company has 11 consolidated subsidiaries (as listed in "(1) State of major subsidiaries" above) and one equity method affiliate. On a consolidated basis, operating income and net income for the business term under review accounted for ¥394,495 million (up 9.7% compared with the previous business term) and ¥62,941 million (down 2.9% compared with the previous business term), respectively.

Changes in operating results on a consolidated basis are shown below:

Classification	38th term as at March 31, 1999	39th term as at March 31, 2000	40th term as at March 31, 2001	41st term as at March 31, 2002 (current term)
		(million yen, unless stated otherwise)		
Operating income	271,053	300,724	359,641	394,495
Net income	40,632	58,571	64,845	62,941
Net income per share (yen)	339.69	486.92	525.01	504.77
Total assets	1,350,495	1,477,849	1,679,394	1,833,776
Net assets	364,314	438,090	517,504	574,866
(Reference)				
Number of consolidated subsidiaries	6 companies	7 companies	9 companies	11 companies
Number of equity method affiliates	-	-	1 company	1 company

4. Principal lenders:

Lenders	Balance of Borrowings	Shares in the Company held by them (shareholding ratio)	
	(million yen)	(thousand shares)	(%)
The Sumitomo Trust and Banking Company, Limited	105,630	4,500	3.57
Nippon Life Insurance Company	99,480	5,710	4.53
Shinsei Bank, Limited	98,832	5,682	4.51
Sumitomo Life Insurance Company	41,996	3,000	2.38
The Chuo Mitsui Trust and Banking Company, Limited	38,898	-	-
The Mitsubishi Trust and Banking Company, Limited	26,700	378	0.30
The Yasuda Mutual Life Insurance Company	25,251	385	0.31
The Dai-Ichi Mutual Life Insurance Company	25,230	600	0.48
The Meiji Mutual Life Insurance Company	21,365	379	0.30
UFJ Trust Bank Limited	17,959	-	-

5. Main offices:

(Translation omitted.)

6. State of employees:

(Translation omitted.)

7. Directors and Statutory Auditors:

Title	Name
Honorary Chairman and Director	Ryoichi Jinnai
Chairman and Representative Director	Masaaki Uchino
Vice Chairman and Director	Hirozo Yamada
President and Representative Director	Hiroki Jinnai
Managing Director	Shunji Kosugi
Managing Director	Shigeatsu Kojima
Managing Director	Isao Takeuchi
Managing Director	Akira Nagashima
Managing Director	Hideshige Tsukamoto
Managing Director	Kazuya Koshida
Managing Director	Yukio Yoshida
Managing Director	Hiroshi Obata
Managing Director	Teruaki Watanabe
Managing Director	Yasuhisa Ichikawa
Director	Tsutomu Kasori
Director	Yasuhiko Hamaguchi
Director	Hidetsugu Iriyama
Director	Tadanobu Sato
Director	Nobuo Kato
Director	Takeshi Hirai
Director	Hirotada Otohiro
Director	Shuichi Suzuki
Director	Masayuki Fujihara
Full-time Statutory Auditor	Hideo Tada
Full-time Statutory Auditor	Yoshiki Kamiuchi
Full-time Statutory Auditor	Osamu Ogiya
Full-time Statutory Auditor	Kazuo Nagasawa

8. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

Nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2002)

ASSETS		(million yen)
Current assets:		1,529,481
Cash on hand and in banks		67,389
Operating loans		1,324,663
Short-term loans receivable		157,479
Prepaid expenses		2,148
Accrued income		13,319
Deferred tax assets		28,314
Other current assets		4,165
Allowance for doubtful accounts	(-)	68,000
Fixed assets:		140,999
Tangible fixed assets:		**30,304**
Buildings		10,528
Structure		2,549
Furniture and fixtures		11,028
Land		6,198
Intangible fixed assets:		**9,107**
Software		8,051
Telephone rights		987
Other intangible fixed assets		67
Investments and other assets:		**101,587**
Investment securities		28,946
Investment in subsidiaries' stocks		47,477
Investment capital		1,861
Long-term prepaid expenses		548
Guarantee money deposited		12,392
Deferred tax assets		4,304
Other investments		6,056
TOTAL ASSETS		1,670,481

LIABILITIES (million yen)

Current liabilities:	279,035
Short-term loans payable	1,300
Long-term loans payable within one year	189,916
Bonds redeemable within one year	30,000
Other accounts payable	8,237
Accrued expenses	3,092
Accrued corporate income tax, etc.	40,111
Reserve for bonuses	3,678
Other current liabilities	2,699
Long-term liabilities:	838,556
Bonds	280,000
Long-term loans payable	541,402
Long-term accounts payable	2,003
Reserve for retirement allowances	13,536
Reserve for retirement gratuities for officers	888
Other long-term liabilities	726
TOTAL LIABILITIES	1,117,592

SHAREHOLDERS' EQUITY

Capital:	49,053
Legal reserves:	93,219
Capital reserve	80,955
Earned reserve	12,263
Retained earnings:	412,484
Voluntary reserve	350,800
General reserve	350,800
Unappropriated retained earnings for the current term	61,684
(Net income for the current term)	(61,250)
Revaluation difference:	1,061
Treasury stock:	(2,930)
TOTAL SHAREHOLDERS' EQUITY	552,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,670,481

STATEMENT OF INCOME

(For the period from April 1, 2001 to March 31, 2002)

(million yen)

Ordinary income and loss

Operating income and loss:		
Operating income:		
Interest on operating loans	306,846	
Other financing income	1,652	
Other operating income	7,747	**316,246**
Operating expenses:		
Financing expenses	21,179	
Other operating expenses	190,902	**212,081**
Operating income		**104,164**
Non-operating income and loss:		
Non-operating income:		
Interest and dividend received	254	
Insurance and insurance dividend received	391	
Income from contribution to anonymous associations	962	
Other non-operating income	200	**1,810**
Non-operating expenses:		
Expenses of office relocation, etc.	161	
Other non-operating expenses	477	**639**
Ordinary income		**105,335**

Special income and loss

Special income:		
Income from sale of fixed assets	2	
Income from sale of investment securities	2,726	**2,729**
Special losses:		
Loss from retirement of fixed assets	512	
Loss from sale of investment securities	881	
Valuation loss of membership	162	
Other special losses	84	**1,640**
Income before tax		**106,423**
Corporate income, inhabitant and enterprise taxes	60,888	
Adjustment to corporate income tax, etc.	(-) 15,714	45,173
Net income		**61,250**
Income carried over from prior period		6,652
Interim dividend		6,218
Unappropriated retained earnings for the term		**61,684**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Unappropriated retained earnings for the term		¥61,684,707,730
To be appropriated as follows:		
Dividend		¥6,280,706,200
(¥50 per share)		
• Ordinary dividend:	¥45	
• Commemorative dividend marking the 40th anniversary of the foundation:	¥5	
Bonuses for officers		¥154,200,000
(for Directors:	¥138,000,000)	
(for Statutory Auditors:	¥16,200,000)	
Voluntary reserve		
General reserve		¥48,200,000,000
Retained earnings to be carried forward to the next term		¥7,049,801,530

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 7, 2002

Mr. Hiroki Jinnai
President and Representative Director
Promise Co., Ltd.

ChuoAoyama Audit Corporation

By Shuho Yoshida (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Shigehiko Kataoka (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", this firm has audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 41st business term of Promise Co., Ltd. (the "Company"), covering the period from April 1, 2001 to March 31, 2002. The portion of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as this firm deemed necessary.

As a result of such audit, this firm is of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 41st business term from April 1, 2001 to March 31, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and the principal places of business of the Company, required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements. We also required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property at the subsidiaries whenever necessary.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by ChuoAoyama Audit Corporation, the Company's Account Auditors, are found to be proper;

(2) That the business report is found to present fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings is found to have nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements are found to present fairly the matters to be stated therein and to contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including the performance with regard to the subsidiaries, no dishonest act or fact of violation of the laws, regulations or the Articles of Incorporation is found to exist.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we find that there is no breach of duties on the part of the Directors.

May 14, 2002

Promise Co., Ltd.
The Board of Statutory Auditors

Hideo Tada (seal)
(Full-time) Statutory Auditor

Yoshiki Kamiuchi (seal)
(Full-time) Statutory Auditor

Osamu Ogiya (seal)
(Full-time) Statutory Auditor

Kazuo Nagasawa (seal)
(Full-time) Statutory Auditor

Note: Statutory Auditors Osamu Ogiya and Kazuo Nagasawa are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

INFORMATION RELATING TO VOTING

I. Total number of voting rights held by all the shareholders:

1,255,524 rights

II. Proposition and explanatory information:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 41st business term

The particulars of the proposition are as set forth in the attached document.

With regard to dividends for the business term under review, management proposes to pay ¥50 per share (including an ordinary dividend of ¥45 and a commemorative dividend marking the 40th anniversary of the foundation of ¥5). As a result, the annual dividend per share for the business term under review will be ¥100, including the interim dividend of ¥50 per share. This will be an increase of ¥10 from the previous business term, recording eight consecutive increases since the initial public offering of the Company's shares.

Proposition No.2: Amendment to the Articles of Incorporation

1. Reasons for the amendment

(1) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, Etc." (2001 Law No. 79) effective October 1, 2001, it is hereby proposed that required amendment be made to the provisions concerning par value shares, the system of a unit of shares (*tan-gen kabu*), non-issuance of certificates for less-than-one-unit shares, Share Handling Regulations, transfer agent and the election of Directors and Statutory Auditors (Articles 6, 7, 9, 16 and 24 of the existing Articles of Incorporation). Additionally, pursuant to the abolition of the "Law Concerning Special Exceptions to the Commercial Code Relating to the Cancellation of Shares", it is hereby proposed that the provision concerning the acquisition by the Company of its own shares by resolution of the Board of Directors (Article 5, paragraph 2 of the existing Articles of Incorporation) be deleted.

(2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, Etc." (2001 Law No. 128) effective April 1, 2002, it is hereby proposed that required amendment be made to the provisions concerning the record date, exercise of voting rights by proxy, dividends and interim dividends (Articles 8, 13, 30 and 31 of the existing Articles of Incorporation), that the provision concerning the time of conversion of convertible bonds (Article 32 of the existing Articles of Incorporation) be deleted and consequently, that the numbering of Article 33 of the existing Articles of Incorporation be changed.

(3) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit,

Etc. of Stock Corporations" (2001 Law No. 149) effective May 1, 2002, it is hereby proposed that required amendment be made to the provision concerning the term of office of Statutory Auditors (Article 25 of the existing Articles of Incorporation). The term of office of the Statutory Auditors currently in office shall be treated as previously to expire at the close of the Ordinary General Meeting of Shareholders relating to the closing date of accounts last to occur within three (3) years after their assumption of office.

(4) To stimulate transactions of its shares and increase its investor base, the Company, at the meeting of its Board of Directors held on April 25, 2002, adopted a resolution to amend the Articles of Incorporation to change the number of shares constituting one unit from 100 shares to 50 shares, effective August 1, 2002 (Article 6, paragraph 2 of the existing Articles of Incorporation and Article 1 of the Supplementary Provisions of the proposed amendment to the existing Articles of Incorporation).

(5) To materialize speedier decision-making by management and stronger governance functions, the Company, at the meeting of its Board of Directors held on March 15, 2002, adopted a resolution to introduce a system of executive officers, effective as at the close of this Ordinary General Meeting of Shareholders. Accordingly, it is hereby proposed that the number of Directors be reduced from not more than 28 to not more than 12 (Article 15 of the existing Articles of Incorporation).

2. Contents of the amendment

The contents of the amendment are shown as follows:

(The underlines show amendments)

Current Articles	Proposed amendment
Chapter II. Shares	**Chapter II. Shares**
(Total number of shares to be issued by the Company)	(Total number of shares to be issued by the Company)
Article 5. The total number of shares authorized to be issued by the Company shall be 300,000,000 shares; provided, however, that in the event that any shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 5. (Same as existing)
<u>2. By resolution of the Board of Directors, the Company may acquire its own shares, not exceeding 11,000,000 shares, to cancel the same by appropriation of profit on or after June 30, 1999.</u>	(To be deleted)

Current Articles	Proposed amendment
(Amount of each par value share and number of shares to constitute one unit (*tan-i*))	(Number of shares to constitute one unit (*tan-gen*))
Article 6. The amount of each par value share to be issued by the Company shall be ¥50.	Article 6. The number of shares to constitute one unit (*tan-gen*) of shares of the Company shall be 50 shares.
2. The number of shares to constitute one unit (*tan-i*) of shares of the Company shall be 100 shares.	2. The Company shall issue no certificate for any number of shares constituting less than one unit (*tan-gen*) of shares ("less-than-one-unit (*tan-gen*) shares"), unless otherwise provided for in the Share Handling Regulations.
(Share Handling Regulations)	(Share Handling Regulations)
Article 7. The denominations of share certificates to be issued by the Company, registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase of shares constituting less than one unit (*tan-i*) and other procedures relating to its shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 7. The denominations of share certificates to be issued by the Company, registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase of shares constituting less than one unit (*tan-gen*) and other procedures relating to its shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
(Record date)	(Record date)
Article 8. The Company shall treat the shareholders (including the beneficial shareholders; the same shall apply hereinafter) appearing in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the closing date of accounts of each business year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing date of accounts.	Article 8. The Company shall treat the shareholders (including the beneficial shareholders; the same shall apply hereinafter) appearing or recorded in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the closing date of accounts of each business year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing date of accounts.
2. In addition to the preceding paragraph, if necessary, the Company may, by resolution of the Board of Directors, extraordinarily specify a record date, upon giving prior public notice.	2. (Same as existing)

Current Articles	Proposed amendment
(Transfer agent)	(Transfer agent)
Article 9. The Company shall have a transfer agent with respect to its shares.	Article 9. (Same as existing)
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	2. (Same as existing)
3. The register of shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase of shares constituting less than one unit (*tan-i*) and other business relating to its shares shall be handled by the transfer agent and not by the Company.	3. The register of shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase of shares constituting less than one unit (*tan-gen*) and other business relating to its shares shall be handled by the transfer agent and not by the Company.
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
Article 10 through Article 12 (Descriptions omitted)	Article 10 through Article 12 (Same as existing)
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 13. Shareholders may exercise their voting rights by proxy who shall be another shareholder of the Company having voting rights; provided, however, that such proxy shall submit to the Company a document showing the power of representation.	Article 13. Shareholders may exercise their voting rights by proxy who shall be another shareholder of the Company having voting rights. In that case, such shareholders or proxy shall submit to the Company a document showing the power of representation.
Article 14. (Descriptions omitted)	Article 14. (Same as existing)
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Number)	(Number)
Article 15. The Company shall have not more than 28 Directors.	Article 15. The Company shall have not more than 12 Directors.

Current Articles	Proposed amendment
(Election)	(Election)
Article 16. Directors shall be elected by the General Meeting of Shareholders.	Article 16. (Same as existing)
2. Resolutions for the election of Directors shall be adopted at a General Meeting of Shareholders at which shareholders who hold <u>shares representing</u> one-third or more of <u>the voting shares among the total number of issued shares</u> shall be present, by a majority of the votes of the shareholders so present.	2. Resolutions for the election of Directors shall be adopted at a General Meeting of Shareholders at which shareholders who hold one-third or more of <u>the voting rights of all shareholders</u> shall be present, by a majority of the votes of the shareholders so present.
3. No cumulative voting shall be used for the election of Directors.	3. (Same as existing)
Article 17 through Article 22 (Descriptions omitted)	Article 17 through Article 22 (Same as existing)
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
Article 23. (Descriptions omitted)	Article 23. (Same as existing)
(Election)	(Election)
Article 24. Statutory Auditors shall be elected by the General Meeting of Shareholders.	Article 24. Statutory Auditors shall be elected by the General Meeting of Shareholders.
2. Resolutions for the election of Statutory Auditors shall be adopted at a General Meeting of Shareholders at which shareholders who hold <u>shares representing</u> one-third or more of <u>the voting shares among the total number of issued shares</u> shall be present, by a majority of the votes of the shareholders so present.	2. Resolutions for the election of Statutory Auditors shall be adopted at a General Meeting of Shareholders at which shareholders who hold one-third or more of <u>the voting rights of all shareholders</u> shall be present, by a majority of the votes of the shareholders so present.
(Term of office)	(Term of office)
Article 25. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of	Article 25. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of

Current Articles	Proposed amendment
Shareholders relating to the closing date of accounts last to occur within three (3) years after their assumption of office.	Shareholders relating to the closing date of accounts last to occur within four (4) years after their assumption of office.
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of the retired Statutory Auditor would have expired.	2. (Same as existing)
Article 26 through Article 28 (Descriptions omitted)	Article 26 through Article 28 (Same as existing)
Chapter VI. Accounts	**Chapter VI. Accounts**
Article 29. (Descriptions omitted)	Article 29. (Same as existing)
(Dividends)	(Dividends)
Article 30. Dividends shall be paid to the shareholders or the registered pledgees appearing in the final register of shareholders as of the closing date of accounts of each business year.	Article 30. Dividends shall be paid to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of the closing date of accounts of each business year.
(Interim dividends)	(Interim dividends)
Article 31. The Company may, by resolution of the Board of Directors, make cash distribution as provided for in Article 293-5 of the Commercial Code (the "interim dividends") to the shareholders or the registered pledgees appearing in the final register of shareholders as of September 30 of each year.	Article 31. The Company may, by resolution of the Board of Directors, make cash distribution as provided for in Article 293-5 of the Commercial Code (the "interim dividends") to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of September 30 of each year.
(Time of conversion of convertible bonds)	(To be deleted)
Article 32. The first dividend or interim dividend on shares issued upon conversion of convertible bonds shall be paid on the assumption that the conversion took place on April 1, if the conversion request is made from April 1 to September 30 or on October 1, if the conversion request is made from October 1 to March 31 of the following year.	

Current Articles	Proposed amendment
Article 33. (Descriptions omitted)	Article 32. (Same as existing)
(To be established)	**Supplementary Provisions** Article 1. Amendment to these Articles of Incorporation shall become effective as at the time the resolution therefor shall be adopted; provided, however, that amendment to Article 6, paragraph 1 shall become effective as of August 1, 2002, pursuant to the resolution of the Board of Directors. This supplementary provision shall be deleted when all such amendment becomes effective. (Amended: June 25, 2002)

Proposition No.3: Acquisition by the Company of its own shares

To allow the Company to implement capital policies with agility, the shareholders are hereby requested to approve that the Company will acquire its shares of common stock, not exceeding 12,000,000 shares, for the aggregate acquisition prices not exceeding ¥80 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No.4: Election of seven Directors

(Translation omitted)

Proposition No.5: Election of two Statutory Auditors

(Translation omitted)

Proposition No.6: Revision of the amount of remuneration of Directors

The amount of remuneration of Directors of the Company has been fixed since a resolution was adopted at its 31st Ordinary General Meeting of Shareholders held on June 26, 1992 to fix such amount "within ¥500 million per annum." In accordance with the proposed reduction in the number of Directors upon the adoption of a system of executive officers, it is hereby proposed that the amount of remuneration be fixed "within ¥300 million per annum" and that the amount of remuneration of Directors not include salaries as employees of Directors concurrently serving as employees, as currently stipulated.

The Company currently has 21 Directors. Upon the approval of Proposition No. 4 as

proposed, the Company will have seven Directors.

Proposition No. 7: Granting of retirement gratuities to the retired and retiring Directors and retiring Statutory Auditors

(Translation omitted)

Proposition No. 8: Issuance of new share subscription rights to Directors and employees of the Company without consideration

The shareholders are hereby requested to approve that the Company will issue new share subscription rights on specifically favorable conditions to its Directors and employees pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, as described below:

1. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

Directors and employees of the Company

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

Not exceeding 730,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted when each division or consolidation thereof becomes effective, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division/consolidation ratio}$$

(3) Total number of new share subscription rights to be issued:

Not exceeding 14,600 rights (Number of shares to be issued or transferred for each new share subscription right: 50 shares).

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

The Paid-in Amount per share shall be the average of the daily closing prices in regular transactions of shares of common stock of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the new share subscription right is issued, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that if the amount so obtained falls below the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day), the Paid-in Amount shall be the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of new share subscription rights) or disposes of its shares of treasury stock at a paid-in price lower than the current market price, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(6) Period for exercising new share subscription rights:

August 1, 2003 through July 31, 2005.

(7) Terms and conditions of the exercise of new share subscription rights:

1) Any grantee of new share subscription rights shall remain in office as Director or employee of the Company when he/she exercises the rights; provided, however, that if he/she leaves office for any good reason (exclusive of demission, punitive dismissal and resignation under instruction) during the year during which the new share subscription rights becomes exercisable, he/she shall remain entitled to exercise the same no later than December 31 of the said year.

2) No new share subscription right so granted can be inherited, given in pledge or otherwise disposed of.

3) Any other term and condition shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and the relevant grantee of the rights according to the resolutions to be adopted at this Ordinary General Meeting of Shareholders and a meeting of the Board of Directors for the issuance of the new share subscription rights.

(8) Events and conditions to cancel new share subscription rights:

1) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights due to any of the above terms and conditions, the Company may cancel his/her new share subscription rights without consideration.

2) In the event that any grantee of new share subscription rights waives all or part of his/her new share subscription rights, the Company may cancel the same without consideration.

3) In the event that a merger agreement under which the Company shall become a defunct company by merger, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company shall cancel the new share subscription rights without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

2. Reason for issuing new share subscription rights to Directors and employees on specifically favorable conditions:

The Company intends to issue new share subscription rights as stock options to its Directors and employees without consideration, in order to afford incentives to and raise the morale of them to contribute to achieving much improved results.

- END -

(Excerpt Translation)

FILE NO. 82-4837

June 25, 2002

To the Shareholders:

Notice of Resolutions of
the 41st Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 41st Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku,
Tokyo

Hiroki Jinnai
President and Representative Director

Description

Matters reported:

Report on the balance sheet as of March 31, 2002 and the business report and statement of income for the 41st business term (from April 1, 2001 to March 31, 2002).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 41st business term

The proposition was approved and adopted as proposed.

The year-end dividend was determined to be ¥50 per share (ordinary dividend: ¥45, commemorative dividend marking the 40th anniversary of the foundation: ¥5).

As a result, the annual dividend per share for the business term under review is ¥100, including the interim dividend of ¥50 per share. This is an increase of ¥10 from the previous business term, recording eight consecutive increases since the initial public offering of the Company's shares.

Proposition No. 2: Amendment to the Articles of Incorporation

(Translation omitted)

Proposition No. 3: Acquisition by the Company of its own shares

(Translation omitted)

Proposition No. 4: Election of seven Directors

(Translation omitted)

Proposition No. 5: Election of two Statutory Auditors

(Translation omitted)

Proposition No. 6: Revision of the amount of remuneration of Directors

(Translation omitted)

Proposition No. 7: Granting of retirement gratuities to the retired and retiring Directors and retiring Statutory Auditors

(Translation omitted)

Proposition No. 8: Issuance of new share subscription rights to Directors and employees of the Company without consideration

(Translation omitted)

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